Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

February 17, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Ltd. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref: Disclosure under Regulation 30 of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015

Sub: Allotment of Equity Shares on exercise of Stock Options under ESOPs

This is to inform you that the Company has allotted 12,665 equity shares of Re.1/- each of the Company, fully paid up, on February 17, 2026, to eligible employees pursuant to exercise of their Stock Options under Dr. Reddy’s Employees Stock Options Scheme, 2002 and Dr. Reddy’s Employees ADR Stock Options Scheme, 2007.

Further, please find enclosed the details as required under Regulation 10(c) of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507
Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

Details under Regulation 10(c) of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021

1	Company name and address of Registered Office: Dr. Reddy's Laboratories Limited 8-2-337, Road No.3, Banjara Hills, Hyderabad – 500034
2	Name of the Stock Exchanges on which the company’s shares are listed: BSE Limited National Stock Exchange of India Limited New York Stock Exchange Inc. (ADRs) NSE IFSC Limited (ADRs)
3

Filing date of the statement referred in Regulation 10(b) of the SEBI (Share Based Employee Benefits) Regulations, 2021 with Stock Exchange:

The Schemes were institutionalised under the erstwhile the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and appropriate details under Schedule V were filed. The Schemes comply with provisions of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

4	Filing Number, if any: NA
5	Title of the Scheme pursuant to which shares are issued, if any: Dr. Reddy’s Employees Stock Options Scheme, 2002 and Dr. Reddy’s Employees ADR Stock Option Scheme, 2007.
6	Kind of security to be listed: Equity Shares
7	Par value of the shares: Re. 1/-
8	Date of issue of shares: February 17, 2026 (Date of allotment on exercise)
9	Number of shares issued: 12,665 equity shares
10	Share Certificate No., if applicable: NA
11	Distinctive number of the share, if applicable: 834630356 to 834643020
12	ISIN Number of the shares if issued in Demat: INE089A01031
13	Exercise price per share: i. 5,115 equity shares exercised at Re.1/- per share ii. 1,300 equity shares exercised at Rs. 735.80/- per share iii. 6,250 equity shares exercised at Rs. 521.40/- per share
14	Premium per share: i. 5,115 equity shares- Nil ii. 1,300 equity shares- Rs. 734.80/- per share iii. 6,250 equity shares-Rs.520.40/- per share
15	Total Issued shares after this issue: 83,46,44,020 (*)
16	Total Issued share capital after this issue: Rs. 83,46,44,020 /-
17	Details of any lock-in on the shares: NA
18	Date of expiry of lock-in: NA
19	Whether shares identical in all respects to existing shares if not, when will they become identical? Yes, the shares rank pari passu with the existing shares
20	Details of listing fees, if payable: NA

(*) Total paid up capital after this issue: 83,46,43,020 equity shares of Re.1 each, aggregating to Rs. 83,46,43,020/- (difference of 1,000 due to forfeited shares of Re. 1/- each in September 1988 on account of non-payment of allotment money.)